EXHIBIT 99.1 – PRESS RELEASE

Real Messenger and Nova Vision Acquisition Corp. Announce Closing of Business Combination

Costa Mesa, CA – November 19, 2024 – Real Messenger Holdings Limited (“Real Messenger” or the “Company”), an innovative chat-based platform reimagining real estate connections, and Nova Vision Acquisition Corp. (“Nova Vision”) (Nasdaq: NOVV, NOVVR, NOVVW and NOVVU), a special purpose acquisition company (“SPAC”), announced today the completion of their previously announced business combination (the “Business Combination”). The combined company will operate under the name Real Messenger Corporation and is set to begin trading on Nasdaq under the ticker symbols “RMSG” and “RMSGW” on November 20, 2024. The Business Combination, approved at a special meeting of Nova Vision shareholders on September 12, 2024, signals a new phase in Real Messenger’s journey to empower the real estate industry with advanced digital solutions.

This business combination marks a pivotal step for Real Messenger as it continues to build a connected, digital ecosystem for the real estate community. Trusted by over 1 million users, Real Messenger offers a seamless platform where agents, buyers, sellers, and even those simply exploring real estate content or services can find value across a growing, global network. Through its unique approach, Real Messenger is positioned to reshape industry connections and create new opportunities for engagement across real estate’s diverse landscape.

Thomas Ma, CEO and Founder of Real Messenger, commented, “Today marks an exciting milestone for Real Messenger. Our approach to proptech has always been guided by a belief that lasting impact comes from rethinking how people connect within the real estate world. By building a social network focused on real estate relationships, we’re creating a foundational layer that puts people and connections at the center of the real estate journey. This Nasdaq listing represents the first step in what I believe will be a transformative path, positioning Real Messenger to bring new value to stakeholders and set a new standard for what a connected real estate ecosystem can accomplish.”

He continued, “I extend my sincere appreciation to the Nova Vision team for their trust and support throughout this journey. Their commitment has been invaluable in bringing us to this milestone.”

Eric Wong, CEO of Nova Vision, stated, “It’s been a pleasure partnering with Thomas and the Real Messenger team. Real Messenger exemplifies the type of innovative company Nova Vision aims to support - a business with a compelling vision and a strategic approach to transforming the real estate landscape. With its Nasdaq listing, Real Messenger is now positioned to access the resources to accelerate its growth.”

Advisors

Nixon Peabody LLP is serving as legal advisor to Real Messenger, while Loeb & Loeb LLP is serving as legal advisor to Nova Vision. Brookline Capital Markets, a division of Arcadia Securities, LLC and D. Boral Capital LLC are serving as capital markets advisors to Nova Vision.

Ends.

About Real Messenger Holdings Limited

Real Messenger (Nasdaq: RMSG and RMSGW) is a real estate technology platform headquartered in Costa Mesa, CA. Founded in 2022, Real Messenger is transforming real estate engagement by connecting agents, buyers, sellers, and other industry participants within a unified, social platform. With users across 35 countries, Real Messenger’s primary reach is in the U.S., with notable growth in key markets such as the U.K. and Australia.

With over 1 million users, Real Messenger is building a vibrant global community, creating a dynamic space for real estate connections, insights, and experiences. In recognition of its impact, Real Messenger was named to the 2023 HousingWire Tech 100 list, and its CEO, Thomas Ma, was honored in Inman’s “Best of Proptech” awards in 2023.

About Nova Vision Acquisition Corp.

Nova Vision (Nasdaq: NOVV, NOVVR, NOVVW, and NOVVU) is a special purpose acquisition company sponsored by Nova Pulsar Holdings Limited, and founded by Mr. Patrick Ngan and Mr. Eric Wong. Nova Vision completed its initial public offering in August 2021, raising approximately $58 million USD in cash proceeds to facilitate mergers, capital stock exchanges, asset acquisitions, stock purchases, reorganizations, or similar business combinations with one or more businesses. Nova Vision’s strategy is to identify and support high-potential companies with innovative, transformational technologies that stand to benefit from the growth capital of the public equity markets. The company leverages the extensive experience and expertise of its management team to enhance its portfolio companies’ growth and success.

Important Notice Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended. Statements that are not historical facts, including statements about Real Messenger’s (and its predecessor by merger, Nova Vision’s) perspectives and expectations, are forward-looking statements. Such statements include, but are not limited to, statements regarding the effect of the completed business combination transaction, including the benefits of the proposed transaction, anticipated future financial and operating performance and results, plans for growth, and the expected management and governance of the combined company. The words “expect,” “believe,” “estimate,” “intend,” “plan” and similar expressions indicate forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to various risks and uncertainties, assumptions (including assumptions about general economic, market, industry and operational factors), known or unknown, which could cause the actual results to vary materially from those indicated or anticipated.

The forward-looking statements are based on the current expectations of the management of Real Messenger, and are inherently subject to uncertainties and changes in circumstances and their potential effects and speak only as of the date of such statements. There can be no assurance that future developments will be those that have been anticipated. These forward-looking statements involve a number of risks, uncertainties or other assumptions that may cause actual results or performance to be materially different from those expressed or implied by these forward-looking statements including: risks related to Real Messenger’s businesses and strategies; the ability to recognize the anticipated benefits of the business combination; other risks and uncertainties included under the header “Risk Factors” in the registration statement on Form S-4, filed by Nova Vision with the SEC; and in Nova Vision’s and Real Messenger’s other filings with the SEC. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those indicated or anticipated by such forward-looking statements. Accordingly, you are cautioned not to place undue reliance on these forward-looking statements. Forward-looking statements relate only to the date they were made, and Real Messenger and its subsidiaries undertake no obligation to update forward-looking statements to reflect events or circumstances after the date they were made except as required by law or applicable regulation.

Contacts

Real Messenger Holdings Limited
ir@real.co

Nova Vision Acquisition Corp.
info@novavisionacquisition.com